SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2018

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.       English translation of letter dated February 5, 2018 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, February 5, 2018

Chairman of the Comision Nacional de Valores

Lic. Marcos Ayerra

Dear Sirs,

RE.: Complementary Information to Relevant Fact 4-554741-D

I am writing you as Chairman of TELECOM ARGENTINA S.A (“Telecom Argentina” or the “Company”), following up on the information submitted through the Autopista de la Información Financiera on January 31, 2018 related to the Relevant Fact with identification number 4-554741-D.

In relation with the item 3) of the aforementioned Relevant Fact, which included rounded numbers, the exact amounts of interim cash dividends are specified below. The distribution of the interim cash dividends was approved by the Board of Directors on its meeting held on January 31, 2018 and the percentages that those amounts represent of the total outstanding capital are specified below as well.

3) The Board of Directors of Telecom Argentina on its meeting held on January 31, 2018 approved the distribution of interim cash dividends for an amount of $10,143,505,599, in accordance with Section 224, paragraph 2 of the General Corporate Law N° 19,550, being subject to ratification of the General Ordinary Shareholder’s Meeting that will consider the documentation for the fiscal year ended December 31, 2017.

The aforementioned amount corresponds to the sum of the (liquid and realized) net income for the period between January 1, 2017 and September 30, 2017, which arises from the Special Individual Financial Statements of Telecom Argentina as of the latter date ($5,640,728,444) and from the Special Individual Financial Statements of Cablevisión S.A. (a company absorbed by merger by Telecom Argentina) as of that same date ($4,502,777,155). These amounts represent 261.9102% and 209.0729% of the outstanding capital ($2,153,688,011) and of the nominal value of its representative shares, respectively. The mentioned dividends will be made available to shareholders on February 15, 2018.

Sincerely,

Alejandro A. Urricelqui

Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	February 5, 2018	By:	/s/ Gabriel P. Blasi
			Name:	Gabriel P. Blasi
			Title:	Responsible for Market Relations